UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 21, 2015 titled “GeoPark Announces Second Quarter 2015 Operational Update”

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES SECOND QUARTER 2015

 OPERATIONAL UPDATE

Santiago, Chile – July 21, 2015 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, announces today its 2Q2015 operational update.

OPERATIONAL HIGHLIGHTS

•	Oil and gas production reached 19,575 boepd in 2Q2015 led by continuing production growth in Colombia, stable production in Brazil and declining production in Chile impacted by no new wells being drilled during 1H2015

•	GeoPark’s drilling campaign restarted in June 2015 with two rigs drilling two new exploration prospects in Colombia

•	Oil production in Llanos 34 Block (Operated by GeoPark with 45%WI) achieved record production of 27,000 bopd gross by the end of 2Q2015

•	Construction of facilities underway for Ache Gas Project in Fell Block (Operated by GeoPark with 100% WI) in Chile with an expected start-up in 4Q2015

•	Surface compression plant completed in the Manati Field (Non-operated with 10% WI) in Brazil with expected start-up in 3Q2015

•	Continuing cost reduction (operating cost, capital expenditures, G&A, service contractors) efforts underway. Cash costs reduction of 33% realized during 1Q2015

As announced in January 2015, GeoPark is carrying out a fully-funded $60-70 million work and investment program for 2015 based on an average oil price assumption of $45-50 per barrel. This program is subject to adjustment with changes in oil prices and opportunities developed through the lower cost environment. During the first half of the year with no drilling activity, GeoPark has maintained its production levels. During the second half of the year, drilling operations have been resumed and investment activities increased.

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production averaged 19,575 boepd in 2Q2015, compared to 20,441 boepd in 2Q2014.

Consolidated oil production accounted for 74% of total reported production in 2Q2015.

____________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru government approval.

Colombia:

Average net production in Colombia increased by 22% in 2Q2015 to 12,592 boepd from 2Q2014. This production increase is mainly the result of continued development and appraisal of the Tigana and Tua fields and the recent Tilo discovery in the Llanos 34 Block (GeoPark operated with a 45% WI).

The Llanos 34 Block represented 93% of GeoPark’s Colombian production in 2Q2015.

Chile:

Average oil and gas production in Chile decreased by 43% in 2Q2015 to 3,654 boepd compared to 2Q2014. This decrease is mainly a result of 49% lower oil production and 33% lower gas production, both having been impacted by the natural decline in base production.

The Fell Block (GeoPark operated with a 100% WI) represented 97% of GeoPark’s Chilean production.

Brazil:

Average gas production in Brazil amounted to 19,674 mcfpd, or 3,279 boepd in 2Q2015, compared to 3,515 boepd in 2Q2014. The 7% decrease is mainly a result of lower gas demand from the Manati’s main customers affected by operational maintenance of their plants and lower economic activity. The new compression plant is being constructed to stabilize production and fully exploit available gas reserves in the Manati field and is scheduled for start-up in August 2015.

The Manati Field (Non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Operational Update:

Colombia:

Llanos 34 Block (GeoPark Operated with 45% WI)

Tigana Field: Currently producing over 11,500 bopd gross from seven wells. No wells were drilled or tested during 2Q2015. Two appraisal wells are expected to be drilled in the 2H2015.

Tua Field: Currently producing over 10,500 bopd gross from nine wells. No wells were drilled or tested during 2Q2015.

Tilo Field: Tilo 1 well is currently under a long-term test and producing over 900 bopd. An appraisal well, Tilo 2, will be drilled in 4Q2015 and further technical evaluations undertaken to determine if the Tilo field is potentially a northeast extension of the larger Tigana field.

Chachalaca Prospect: in June 2015 GeoPark restarted its drilling campaign in the Llanos 34 Block with the Chachalaca 1 exploration well that is currently being drilled as of the date of this release.

CPO-4 Block (Operated with 50% WI)

In November 2014, GeoPark signed an agreement with SK Innovation (a subsidiary of SK Group, the Korean integrated energy company) to farm-in to the CPO-4 Block, located in the Llanos Basin. GeoPark will operate and receive a 50% WI in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well. The Farm-in agreement is still subject to regulatory approval from the ANH.

The CPO-4 Block is an attractive high potential block on trend with GeoPark’s successful Llanos 34 Block (approx. 60 km away). SK and GeoPark have jointly identified prospects in CPO-4 similar to prospects in GeoPark’s Llanos 34 Block, including the Grulla 1 exploration prospect, which is currently being drilled as of the date of this release.

Llanos 32 Block (Non-operated with 10% WI)

The operator of the Llanos 32 Block plans to drill 2-3 wells during 2H2015 including two exploration wells, the Guepardo 1 and Carcayu 1, and one appraisal well (contingent).

Drilling Schedule for 2H2015 in Colombia:

Prospect/Well*	Block	Type	Schedule/Status	Best Case Mmbbls (Gross)	Weighted Geological Chance of Success
Chachalaca 1	Llanos 34	Exploration	3Q2015	3.6	37%
Jacana 1	Llanos 34	Exploration	3Q2015	1.9	31%
Tilo 2	Llanos 34	Appraisal	4Q2015	-	-
Appraisal well	Llanos 34	Appraisal	3Q2015	-	-
Appraisal well	Llanos 34	Appraisal	4Q2015	-	-
Grulla 1	CPO-4**	Exploration	3Q2015	9.6	26%
Guepardo 1	Llanos 32	Exploration	3Q/4Q2015	-	-
Carcayu 1	Llanos 32	Exploration	3Q/4Q2015	-	-

* Information included in the table above may be subject to partner or regulatory approval.

** Farm-in agreement subject to regulatory approval from the ANH.

Chile:

Fell Block (GeoPark Operated with 100% WI)

Ache Gas Field: The Ache 1 gas discovery well was drilled and completed in 2014 and tested an average gas production rate of 9.2 mmcfpd. Surface facilities are currently being constructed and targeted to be completed with production start-up in 4Q2015.

In late May 2015, Methanex, GeoPark’s main gas buyer idled its plant due to insufficient supply of natural gas from its other suppliers. Methanex is expected to resume operations in September 2015.

Brazil:

Manati Field (BCAM 40 Block, Non-operated with 10% WI)

The operator completed construction of a surface compression plant in the Manati Field with start-up scheduled for early August 2015. Production in the Manati Field is expected to be affected by the tie-in of the compression plant for approximately 15 days in 3Q2015.

PN-T-597 Block (GeoPark Operated with 100% WI)

In July 2015, GeoPark obtained final approval and signed the concession contract with the ANP for the Exploratory Block PN-T-597, located in the Parnaiba Basin in Brazil (Round 12).

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2015, as compared with 2Q2014.

	2Q2015			2Q2014
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	12,592	12,501	546	10,357	22%
Chile	3,654	1,961	10,158	6,435	-43%
Brazil	3,329	50	19,674	3,572	-7%
Argentina	-	-	-	77	-
Total	19,575	14,512	30,378	20,441	-4%

Production Evolution

(boepd)	2Q2014	3Q2014	4Q2014	1Q2015	2Q2015
Colombia	10,357	11,934	11,615	11,586	12,592
Chile	6,435	5,994	4,791	4,486	3,654
Brazil	3,572	3,536	3,511	3,494	3,329
Argentina	77	84	67	20	-
Total	20,441	21,548	19,984	19,586	19,575
Oil	14,325	15,739	14,364	14,101	14,512
Gas	6,116	5,809	5,620	5,485	5,063

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

GLOSSARY

ANH	Agencia Nacional de Hidrocarburos, Colombia’s National Agency
ANP	Agência Nacional do Petróleo, Brazil’s National Agency
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Mmbbls	Million barrels of oil
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
sqkm	Square kilometers
WI	Working Interest
EI	Economic Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. In this news release risked prospective resources have been risked for chance of discovery but have not been risked for chance of development.

The accuracy of any resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that postdate the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

The following classification of resources was used:

• Low Estimate means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

• Best Estimate means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

• High Estimate means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

• Mean is the mean field size or arithmetic average estimate of the quantities that will actually be recovered.

Prospective Resources are those quantities of petroleum that are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated “chance of discovery” and a “chance of development” (per PRMS). Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates, assuming their discovery and development, and may be sub-classified based on project maturity.

There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked. The risk or chance of finding a minimum hydrocarbon volume that can flow to surface is presented as Geological Chance of Success (GCoS).

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2015 production growth, capital expenditures plan and available liquidity. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 21, 2015